VIA EDGAR AND OVERNIGHT COURIER

June 30, 2005

Nili Shah
Branch Chief
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549-0510
Mail Stop 0510

         Re:      AeroCentury Corp.
                  Form 10-KSB for fiscal year ended 12/31/2004 filed 3/11/2005 Form 10-QSB for quarter ended 3/31/2005 filed 5/12/2005
                  File No.  1-13387

Dear Branch Chief Shah:

This letter is in response to your letter to me dated June 2, 2005, relating to the above-referenced SEC filings. Our response tracks the order of the comments in your letter. A hard copy of a redlined amended Form 10-KSB for the 2004 fiscal year containing the updated disclosures described in this letter is attached for your review, with numerical annotations corresponding to the comment letter paragraph number. Upon final clearance of our response, we will file an amended Form 10-KSB for the 2004 fiscal year with the SEC through EDGAR. At the same time, we will also file an amended Form 10-QSB for the first quarter of 2005 with the same changes as those made to the Form 10-KSB, as well as the change necessitated by your Comment 9.

For your convenience, we have incorporated, in upper case [bold-typeface in the hard copy of the letter], your comments and our proposed responses into the body of our letter.


FORM 10-KSB FOR THE YEAR ENDED 12/31/2004

CRITICAL ACCOUNTING POLICIES

1. IT APPEARS THAT YOUR DISCLOSURE IN THIS SECTION REPLICATES YOUR STATED ACCOUNTING POLICIES INCLUDED WITHIN NOTE 1 TO YOUR CONSOLIDATED FINANCIAL STATEMENTS. PLEASE REVISE YOUR CRITICAL ACCOUNTING POLICIES TO PROVIDE A DISCUSSION OF THE UNCERTAINTIES INVOLVED AT A GIVEN TIME IN ARRIVING AT CRITICAL ESTIMATES OR THE VARIABILITY THAT IS REASONABLY LIKELY TO RESULT FROM THE APPLICATION OVER TIME. SPECIFICALLY, ADDRESS

     O    THE  TYPES  OF  ASSUMPTIONS   UNDERLYING  THE  MOST   SIGNIFICANT  AND
          SUBJECTIVE ESTIMATES;

     O SENSITIVITY OF THOSE ESTIMATES TO DEVIATIONS OF ACTUAL RESULTS FROM MANAGEMENT'S ASSUMPTIONS; AND

     O    CIRCUMSTANCES THAT HAVE RESULTED IN REVISED ASSUMPTIONS IN THE PAST.

REFER TO FINANCIAL REPORTING POLICY 60 AND RULE 33-8098 FOR GUIDANCE.


Company Response: We have revised our disclosure of critical accounting policies and use of estimates to more clearly explain the types of assumptions underlying our most significant and subjective estimates, to describe in more detail sensitivity of those estimates to deviations from actual results and to relate past circumstances where we have had to revise assumptions, as requested. The following is our proposed revised disclosure for the Management Discussion & Analysis, followed by our proposed revised disclosure for Notes 1(c), 1(f), 1(g), 1(h), and 1(i) to the consolidated financial statements:

          MANAGEMENT DISCUSSION & ANALYSIS

          Critical Accounting Policies, Judgments and Estimates

          The discussion and analysis of the Company's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

          The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. We believe our most critical accounting policies include the following: Impairment of Long-lived Assets; Depreciation Policy, Maintenance Reserves and Accrued Costs; Revenue Recognition and Allowance for Doubtful Accounts; and Accounting for Income Taxes.

          a. Impairment of Long-lived Assets


          The Company periodically reviews its portfolio of assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Such review necessitates estimates of current market values, re-lease rents, residual values and component values. The estimates are based on currently available market data and third-party appraisals and are subject to fluctuation from time to time. The Company initiates its review periodically, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the expected future undiscounted cash flows (without interest charges) that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Significant management judgment is required in the forecasting of future operating results which are used in the preparation of projected undiscounted cash flows and should different conditions prevail, material write downs may occur.

          In accordance with its periodic review of its portfolio of assets for impairment, during the third quarter of 2004, the Company recorded a provision for impairment of approximately $463,000 for one of its aircraft, based on the Company's cash flow analysis and third party appraisals which reflected a decline in market conditions for this type of aircraft during the year. In addition, during the fourth quarter of 2004, the Company recorded an impairment charge of approximately $193,000 for another aircraft, based on the estimated net sales proceeds pursuant to an agreement to sell the aircraft in early 2005.

          b. Depreciation Policy

          The Company's interests in aircraft and aircraft engines are recorded at cost, which includes acquisition costs. The Company purchases only used aircraft. It is the Company's policy to hold aircraft for approximately twelve years. Depreciation is computed using the straight-line method over the twelve year period to an estimated residual value based on appraisal. Decreases in the market value of aircraft could not only affect the current value, discussed above, but could also affect the assumed residual value. The Company periodically obtains a residual value appraisal for its assets and, historically, has not written down any estimated residuals.

          c. Maintenance Reserves and Accrued Costs

          Maintenance costs under the Company's triple net leases are generally the responsibility of the lessees. Maintenance reserves and accrued costs in the accompanying consolidated balance sheet include refundable and non-refundable maintenance payments received from lessees. The Company periodically reviews maintenance reserves for each of its aircraft for adequacy in light of the number of hours flown, airworthiness directives issued by the manufacturer or government authority, and the return conditions specified in the lease, as well as the condition of the aircraft upon return or inspection. As a result of such review, if it is probable that the Company has incurred costs for maintenance in excess of amounts received from lessees, the Company accrues its share of costs for work to be performed.

          Significant management judgment is required in determining aircraft condition and estimating maintenance costs. Absent fixed price maintenance agreements, these costs cannot be determined until such work is completed. Because of the potential magnitude of maintenance costs, even slight changes in work scope may have a material impact on operating results.

          With respect to estimated maintenance costs, the Company has found its accruals to be generally accurate. Nevertheless, the Company has incurred significant maintenance expense in connection with aircraft which were returned early during the last two years in a condition worse than required by the lease. Specifically, the Company incurred maintenance expense of approximately $442,000 and $1,864,000 in connection with the early return of aircraft in 2004 and 2003, respectively.

          d. Revenue Recognition and Allowance for Doubtful Accounts

          Revenue from leasing of aircraft assets is recognized as operating lease revenue on a straight-line basis over the terms of the applicable lease agreements. The Company estimates and charges to income a provision for bad debts based on its experience in the business and with each specific customer, the level of past due accounts, and its analysis of the lessee's overall financial condition. If the financial condition of the Company's customers deteriorates, it could result in actual losses exceeding the estimated allowances.

          During  2003,  in  connection  with a lessee's  default,  the  Company recorded an increase to the allowance for doubtful accounts of $480,000. Based on payment histories, including this particular lessee's, the Company reversed a portion of the allowance twelve months later. However, based on subsequent experience and the Company's revised evaluation of the lessee's intention to make future payments, the Company increased the allowance back to $480,000 at December 31, 2004.

          e. Accounting for Income Taxes

          As part of the process of preparing the Company's consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the Company's current tax exposure under the most recent tax laws and assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. Management must also assess the likelihood that the Company's deferred tax assets will be recovered from future taxable income, and, to the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company must establish a valuation allowance. To the extent the Company establishes a valuation allowance or changes the allowance in a period, the Company must reflect the corresponding increase or decrease within the tax provision in the consolidated statement of operations.

          Significant management judgment is required in determining the Company's future taxable income for purposes of assessing the Company's ability to realize any benefit from its deferred taxes. In the event that actual results differ from these estimates or the Company adjusts these estimates in future periods, the Company's operating results and financial position could be materially affected.

          NOTE 1

          (c) Aircraft and Aircraft Engines Held For Lease and Held for Sale

          The Company's interests in aircraft and aircraft engines are recorded at cost, which includes acquisition costs. The Company purchases only used aircraft. It is the Company's policy to hold aircraft for approximately twelve years. Depreciation is computed using the straight-line method over the twelve year periodto an estimated residual value based on appraisal. Decreases in the market value of aircraft could not only affect the current value, but could also affect the assumed residual value. The Company periodically obtains a residual value appraisal for its assets and, historically, has not written down any estimated residuals. The Company's aircraft and aircraft engines which are held for sale are not subject to depreciation.

          (f) Maintenance Reserves and Accrued Costs and Security Deposits

          Maintenance costs under the Company's triple net leases are generally the responsibility of the lessees. The accompanying consolidated balance sheet reflects liabilities for maintenance reserves and accrued costs, which include refundable and non-refundable maintenance payments received from lessees, as well as security deposits received from lessees. At December 31, 2004, the Company had accrued liabilities for refundable maintenance reserves of $445,800, non-refundable maintenance reserves of $8,817,580 and security deposits of $1,775,290.

          Maintenance reserves which are refundable to the lessee at the end of the lease may be retained by the Company if such amounts are necessary to meet the return conditions specified in the lease and, in some cases, to satisfy any other payments due under the lease.

          Non-refundable maintenance reserves received by the Company are accounted for as a liability which is reduced when maintenance work is performed. When an aircraft is sold, any excess non-refundable maintenance reserves are recorded as income. During the year ended December 31, 2004, $190,500 of excess reserves was recorded as income.

          The Company periodically reviews maintenance reserves for adequacy in light of the number of hours flown, airworthiness directives issued by the manufacturer or government authority, and the return conditions specified in the lease, as well as the condition of the aircraft upon return or inspection. As a result of such review, when it is probable that the Company has incurred costs for maintenance in excess of amounts received from lessees, the Company accrues its share of costs for work to be performed. Such costs include maintenance such as engine and propeller overhauls, structural inspections and work to comply with airworthiness directives.

          At December 31, 2004, the Company had accrued maintenance costs, in excess of reserve amounts received under the leases, of approximately $1,029,140 related to several of its aircraft. The balance was calculated as follows:

                                           Balance,              Additions                               Balance,
                                           beginning of    Charged to  Charged to                        end of
                                              period         expense    other (1)     Deductions (2)     period
                                              ------         -------    ---------     --------------     ------

Accrued maintenance costs, in excess of
reserve amounts received under the leases  $1,675,740       $774,340   $275,450       ($1,696,390)      $1,029,140


               (1)  Includes  amounts  for  uncollected   maintenance  reserves,
               amounts reclassified from maintenance reserves received from lessees and other.

               (2)  Amounts paid for previously accrued maintenance.

          The Company's leases are typically structured so that if any event of default occurs under a lease, the Company may apply all or a portion of the lessee's security deposit to cure such default. If such application of the security deposit is made, the lessee typically is required to replenish and maintain the full amount of the deposit during the remaining term of the lease. All of the security deposits received by the Company are refundable to the lessee at the end of the lease, upon satisfaction of all lease terms.

          (g) Income Taxes

          As part of the process of preparing the Company's consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the Company's current tax exposure under the most recent tax laws and assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. Management must also assess the likelihood that the Company's deferred tax assets will be recovered from future taxable income, and, to the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company must establish a valuation allowance. To the extent the Company establishes a valuation allowance or changes the allowance in a period, the Company must reflect the corresponding increase or decrease within the tax provision in the statement of operations.

          (h) Revenue Recognition

          Revenue from leasing of aircraft assets is recognized as operating lease revenue on a straight-line basis over the terms of the applicable lease agreements. The Company estimates and charges to income a provision for bad debts based on its experience in the business and with each specific customer, the level of past due accounts, and its analysis of the lessee's overall financial condition. If the financial condition of the Company's customers may deteriorate and result in actual losses exceeding the estimated allowances.

          (i) Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable for making judgments that are not readily apparent from other sources.

          The most significant estimates with regard to these financial statements are the residual values of the aircraft, the useful lives of the aircraft, the amount and timing of cash flow associated with each aircraft that are used to evaluate impairment, if any, accrued maintenance costs in excess of amounts received from lessees, the amounts recorded as bad debt allowances, and accounting for income taxes.

NOTE 1(C) AIRCRAFT AND AIRCRAFT ENGINES HELD FOR LEASE AND HELD FOR SALE

2. WE NOTE THAT YOUR AIRCRAFT'S ESTIMATED ECONOMIC LIFE IS GENERALLY ASSUMED TO BE TWELVE YEARS FROM THE DATE OF ACQUISITION. EXPAND THIS POLICY OR YOUR DISCUSSION WITHIN YOUR CRITICAL ACCOUNTING POLICIES TO EXPLAIN WHY YOU ASSUME THE ESTIMATED ECONOMIC LIFE OF YOUR AIRCRAFT TO BE TWELVE YEARS FROM THE DATE OF THE ACQUISITION.

Company Response: We have revised the referenced disclosure as well as the disclosure in the Critical Accounting Policies section of the Management Discussion & Analysis of Form 10-KSB for fiscal year 2004 to better explain the basis for the twelve-year economic life estimate used in our depreciation policy. It is the Company's policy to hold aircraft for approximately twelve years. After twelve years, the Company intends to resell the aircraft. The Company has used a twelve-year life since 1998. Please note that the aircraft that the Company acquires have an economic life that extends beyond twelve years. Thus, the Company believes that it willl continue to be able to sell an aircraft at the end of the holding period. Note 1(c) to the consolidated financial statements has been revised. See our response to your comment 1, above.


NOTE 1(F) MAINTENANCE RESERVES AND ACCRUED COSTS AND SECURITY DEPOSITS

     3. WE NOTE THAT MAINTENANCE RESERVES WHICH ARE NON-REFUNDABLE [SIC] TO THE LESSEE AT THE END OF THE LEASE MAY BE RETAINED BY THE COMPANY IF SUCH AMOUNTS ARE NECESSARY TO MEET THE RETURN CONDITIONS SPECIFIED IN THE LEASE.

     WE NOTE THAT WITH REGARD TO MAINTENANCE RESERVES WHICH ARE NON-REFUNDABLE YOU EVALUATE THE ADEQUACY OF THE REMAINING RESERVES IN LIGHT OF MAINTENANCE TO BE PERFORMED AS A RESULT OF HOURS FLOWN AT THAT AT THE TIME THE AIRCRAFT IS RETURNED BY THE LESSEE. AT THAT TIME, ANY EXCESS IS RECORDED AS INCOME. TELL US BASIS FOR THIS ACCOUNTING. TELL US WHY IT IS NOT MORE APPROPRIATE TO REDUCE THE RESERVE BY THE ACTUAL AMOUNT OF MAINTENANCE EXPENSE YOU INCUR TO MEET THE RETURN CONDITIONS SPECIFIED IN THE LEASE AND THEN RECORD ANY REMAINING RESERVES INTO INCOME.

     DISCLOSE FOR EACH PERIOD PRESENTED THE AMOUNT OF NON-REFUNDABLE RESERVES TAKEN INTO INCOME.

Company response: We do reduce the reserve balance by the actual amount of maintenance work performed to meet return conditions and have revised the third and fourth paragraphs of Note 1(f) to the consolidated financial statements. See our response to your comment 1, above.

     4. WE NOTE THAT IT IS YOUR POLICY TO ACCRUE MAINTENANCE COSTS IN ADVANCE OF YOUR PLANNED MAINTENANCE ACTIVITY. IN ACCORDANCE WITH EITF D-88, DISCLOSE THE TYPES OF COSTS SUBJECT TO THIS POLICY AND PROVIDE A ROLL FORWARD OF YOUR ACCRUED MAINTENANCE COSTS FOR EACH PERIOD PRESENTED.

Company response: We have revised the fifth paragraph of Note 1(f) to the consolidated financial statements and prepared the schedule pursuant to Rule 12-09 as required under EITF D-88 and disclosed such in the amended filing, as requested in your letter. See our response to your Comment No. 1, above.

NOTE 2  AIRCRAFT AND AIRCRAFT ENGINES HELD FOR LEASE

5. WE NOTE THAT THE LEASES FOR TWO OF YOUR FOKKER 50 AND ONE OF YOUR SHORTS SD-3-60 AIRCRAFT WERE AMENDED TO DEFER A PORTION OF RENT AND MAINTENANCE RESERVES DURING THE SECOND HALF OF 2004 TO 2005. EXPAND YOUR DISCLOSURE TO CLARIFY WHY THESE LEASES WERE AMENDED. ALSO DISCLOSE THE AMOUNT OF RECEIVABLES RELATED TO THESE LESSEES AND INDICATE WHETHER THEY ARE RECOVERABLE.

Company response: We have broken down the first paragraph of Note 2 to the consolidated financial statements into two separate paragraphs to make it easier to read, and we have further revised it to clarify the reasons for the referenced lease amendments as well as the amounts of receivables related to such lessees as follows:

          At December 31, 2004, the Company owned eight deHavilland DHC-8s, three deHavilland DHC-6s, two Shorts SD 3-60s, ten Fokker 50s, two Saab 340As, one Fairchild Metro III and one turboprop engine which are held for lease. During 2004, the Company acquired four Fokker 50 aircraft with lease terms varying between 18 and 30 months and three deHavilland DHC-8 aircraft with lease terms of 36 months. The Company sold a deHavilland DHC-7 aircraft, resulting in a loss of approximately $151,000, a pool of twenty-four turboprop engines, resulting in a gain of approximately $1,727,000 and another spare engine, resulting in a gain of approximately $172,000.

          The Company also extended the leases for several of its aircraft. In addition, the leases for two of the Company's Fokker 50 aircraft were amended to extend the lease term for two years and to defer $210,000 of rent due during the second half of 2004 to 2005 to accommodate the lessee's cash flow needs. The lease for one of the Company's Shorts SD 3-60 aircraft was amended to defer $67,000of rent and maintenance reserves payments due during the second half of 2004 to 2005 because of a delay in completing maintenance required to return the aircraft to service. The two lessees owed the Company in total $308,000 and $77,000, respectively, at December 31, 2004. The Company believes that both amounts will be collected.

6. WE NOTE THAT YOU RECORDED A PROVISION FOR IMPAIRMENT OF APPROXIMATELY $463,000 FOR ONE OF YOUR AIRCRAFT. DISCLOSE THE EVENTS OR CHANGES IN CIRCUMSTANCES THAT INDICATED THE CARRYING AMOUNT OF YOUR AIRCRAFT WAS NOT RECOVERABLE. REFER TO PARAGRAPH 26A OF SFAS 144.

Company Response: With respect to the disclosure of a provision for impairment recorded of approximately $463,000 for one of the Company's aircraft, we have revised the last paragraph of Note 2 as follows:

          In accordance with its periodic review of its portfolio of assets for impairment, the Company recorded a provision for impairment of approximately $463,000 for one of its aircraft, based on the Company's cash flow analysis and third party appraisals which reflected a decline in market conditions for this type of aircraft during the year.


NOTE 9  INCOME TAXES

7. WE NOTE NO VALUATION ALLOWANCE IS DEEMED NECESSARY BECAUSE YOU ANTICIPATE GENERATING ADEQUATE FUTURE TAXABLE INCOME TO REALIZE THE BENEFITS OF ALL DEFERRED TAX ASSETS ON THE BALANCE SHEET. PLEASE CONFIRM AND REVISE YOUR DISCLOSURE TO CLARIFY THAT IT IS MORE LIKELY THAN NOT THAT ALL OF YOUR DEFERRED TAX ASSETS WILL BE REALIZED. REFER TO PARAGRAPH 17E IF SFAS 109.

Company Response: We have revised our disclosure, as requested, regarding the realization of deferred tax assets on the consolidated balance sheet as follows:

          No valuation allowance is deemed necessary, as the Company has concluded, based on an assessment of all available evidence, that it is more likely than not that future taxable income will be sufficient to realize the tax benefits of all the deferred tax assets on the consolidated balance sheet.

ITEM 8A.  CONTROLS AND PROCEDURES

8. PLEASE AMEND YOUR FORM 10-KSB AND SUBSEQUENT FORM 10-QSB TO SPECIFICALLY STATE WHETHER YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE OR INEFFECTIVE. IN THIS REGARD, YOU SHOULD NOT SAY "SUBJECT TO THE LIMITATION NOTED ABOVE."

     WE NOTE THAT YOUR CHIEF EXECUTIVE OFFICE AND CHIEF FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES " . . . ARE EFFECTIVE TO ENSURE THAT MATERIAL INFORMATION RELATING TO THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES IS MADE KNOWN TO MANAGEMENT, INCLUDING THE CEO AND CFO, PARTICULARLY DURING THE PERIOD WHEN OUR PERIODIC REPORTS ARE BEING PREPARED." THIS IS AN INCOMPLETE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES PER RULES 13A-15(E) AND 15D-15(E) OF THE EXCHANGE ACT. AS SUCH,

     O PLEASE CONFIRM TO US, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY YOU IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED, WITHIN THE TIME PERIODS SPECIFIED IN THE COMMISSION'S RULES AND FORMS AND TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY YOU IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS, OR PERSONS PERFORMING SIMILAR FUNCTIONS, AS APPROPRIATE TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE; AND CONFIRM THAT YOU WILL COMMENT ON THE FULL DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES' EFFECTIVENESS IN FUTURE FILINGS OR SIMPLY CONCLUDE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE OR INEFFECTIVE, WHICHEVER THE CASE MAY BE.

Company Response: We have revised the last paragraph of Item 8A Controls and Procedures as requested in your letter, as follows, and will use the revised disclosure in our future filings:

          Conclusions. Based upon the Controls Evaluation, the Company's CEO and CFO have concluded that, (i)the Company's Disclosure Controls are effective to ensure that the information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and then accumulated and communicated to Company management, including the CEO and CFO, as appropriate to make timely decisions regarding required disclosures, and (ii) that the Company's Internal Controls are effective to provide reasonable assurance that the Company's consolidated financial statements are fairly presented in conformity with generally accepted accounting principles.

FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS -- CASH FLOW - OPERATING ACTIVITIES

9. YOU INDICATE THAT YOUR CASH FLOWS FROM OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2005 VERSUS 2004 INCREASED BY APPROXIMATELY $4,238,000. BASED ON YOUR CASH FLOW STATEMENTS IT APPEARS YOUR CASH FLOWS FROM OPERATING ACTIVITIES DECREASED FROM A $579,330 SOURCE OF CASH TO A $682,930 USE OF CASH. PLEASE RECONCILE THIS APPARENT DISCREPANCY.

Company Response: We have revised our disclosure, as follows, to correct the numerical error in our disclosure of cash flows in our original filing, which should eliminate the discrepancy you observed in our filing.

          (i) Operating activities The Company's cash flow from operations for the three months ended March 31, 2005 versus 2004 decreased by approximately $1,262,000. The change in cash flow is a result of changes in several cash flow items during the period, including principally the following:

                                     * * * *

To expedite your review of the filing, the enclosed hard copy of the 10-KSB contains redlined marks to show the text revisions.

It is hereby acknowledged that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,


/s/ Toni M. Perazzo

Toni M. Perazzo
Chief Financial Officer
AeroCentury Corp.

Enclosure (hard copy only)